

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail and Fax**</u>
Mr. Donald Miller-Jones
Chief Financial Officer
Moscow Cablecom Corp.
405 Park Avenue
New York, New York 10022

October 19, 2005

RE:     **Moscow Cablecom Corp.**
        **Form 10-K for the fiscal year ended December 31, 2004**
        **File No. 000-01460**

Dear Mr. Miller-Jones:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,


                    Larry Spirgel
                    Assistant Director